UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

June 1, 2004

Ms. Amanda Jane Williamson
Vice President
Regulatory Reporting
First Clearing, LLC
WS2005
Finance Department
901 East Byrd Street, 15th Fl.
Richmond, VA 23219

Act	Securities Exchange Act of 1934
Section	15(c)(3)
Rule	15c3-3
Public Availability	6/1/2004

Re: Application to Establish an Omnibus Account

Dear Ms. Williamson:

We have received your letter dated May 19, 2004, in which you request on behalf of First Clearing Corporation ("Applicant") that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about July 2, 2004, the Applicant will begin clearing the customer accounts of Braun Wealth Management Group, LLC which currently clears its customer accounts through Wachovia Securities, LLC ("Delivering Firm"). Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Kathryn Mahoney, NYSE

TKM/sds

First Clearing, LLC
Finance Group
WS2005
901 East Byrd Street, 15th Floor
Richmond, VA 23219
Tel 804 787-6902

May 19, 2004

Mr. Thomas K. McGowan
Assistant Director, Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Mr. McGowan:

After the close of business July 2, 2004, Braun Wealth Management Group, LLC (Braun), will join Wachovia Securities Financial Network, LLC and become a clearing services client of First Clearing Corporation (FCC). The principals of Braun are currently financial advisors employed by Wachovia Securities, LLC (Wachovia Securities). FCC is establishing an omnibus account to facilitate the prompt and orderly transfer of Braun customer and other accounts from Wachovia Securities to FCC. FCC requests that the Commission designate the omnibus account on FCC's books and records as a control location. We understand and will comply with the following requirements:

1. FCC's books and records will reflect the customer securities positions and money balances previously held by Wachovia Securities;

2. FCC's books and records will reflect that the customer securities not yet transferred to it are located in the omnibus account at Wachovia Securities;

3. FCC will assume the responsibility to clear all transactions in the customer accounts being transferred;

4. Wachovia Securities will provide FCC with written assurance that:

   (i) for purposes of Rule 15c3-3, Wachovia Securities will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities; and

   (ii) Wachovia Securities will promptly deliver the securities to FCC; and

5. After 30 days, when the omnibus account ceases to be a control location, FCC will include the market value of all securities not yet delivered to it in its reserve formula calculation as a "failed to receive" credit item and will initiate action to buy in the securities.

Please send your response to me at the above address or, if you prefer, fax your response to me at (804) 787-6994. If you need additional information, my direct line is (804) 344-6218.

Sincerely,

Mrs. Amanda Jane Williamson
Vice President
Regulatory Reporting